SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934

(Amendment No. 1)

OPTIBASE LTD.
(Name of Issuer)

Ordinary Shares Nominal value NIS 0.13 per share	M7524R108
(Title of class of securities)	(CUSIP number)

GESAFI REAL-ESATE S.A.
53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor
Panama, Republic of Panama

(Name, address and telephone number of person authorized to receive notices and communications)

August 29, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No. M7524R108

1	NAME OF REPORTING PERSON: GESAFI REAL ESTATE S.A. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS WF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,441,098
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,441,098
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,441,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.81%(*)
14	TYPE OF REPORTING PERSON: CO

(*) Based on 19,058,808 Ordinary Shares outstanding of Optibase Ltd. as of September 6, 2011 (excluding: (i) 26,000 Shares issued to a trustee under the Optibase Ltd's 2006 Israeli Incentive Compensation Plan which have no voting power as of October 6, 2011 and (ii) 329,473 Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company.

CUSIP No. M7524R108

1	NAME OF REPORTING PERSON: THE CAPRI FAMILY FOUNDATION I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,441,098
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,441,098
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,441,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.81%(*)
14	TYPE OF REPORTING PERSON: OO

(*) Based on 19,058,808 Ordinary Shares outstanding of Optibase Ltd. as of September 6, 2011 (excluding: (i) 26,000 Shares issued to a trustee under the Optibase Ltd's 2006 Israeli Incentive Compensation Plan which have no voting power as of October 6, 2011 and (ii) 329,473 Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company.

CUSIP No. M7524R108

1	NAME OF REPORTING PERSON: FILIPPONE BUSINESS S.A I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,441,098
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,441,098
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,441,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.81%(*)
14	TYPE OF REPORTING PERSON: CO

(*) Based on 19,058,808 Ordinary Shares outstanding of Optibase Ltd. as of September 6, 2011 (excluding: (i) 26,000 Shares issued to a trustee under the Optibase Ltd's 2006 Israeli Incentive Compensation Plan which have no voting power as of October 6, 2011 and (ii) 329,473 Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company.

The statement on Schedule 13D filed on August 12, 2011 relating to ordinary shares, par value NIS 0.13 per share (the “Ordinary Shares”) of Optibase Ltd., a company organized under the laws of the State of Israel (the “Issuer” or the "Company"), is hereby further amended as set forth below by this Amendment No. 1 (this "Statement") in connection with the purchase of an additional 435,000 Ordinary Shares by Gesafi Real Estate S.A.

Item 1.  Security and Issuer

Item 1 is hereby amended and restated as follows:

This Statement filed by Gesafi Real Estate S.A, a Panama Corporation (“Gesafi”), The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama (“Capri”) and Filippone Business S.A., a company organized under the laws of the Republic of Panama (“Filippone”) (Gesafi, Capti and Filippone together as the “Reporting Persons”) relates to the Ordinary Shares of the Issuer, the principal executive offices of which are located at 7 Shenkar Street, Herzliya 46120, Israel.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

 (a) Gesafi is the owner of 2,441,098 Ordinary Shares or approximately 12.81% of the outstanding Ordinary Shares of the Issuer (based on 19,058,808 Ordinary Shares outstanding of Optibase Ltd. as of  September 6, 2011 (excluding: (i) 26,000 Shares issued to a trustee under the Optibase Ltd's 2006 Israeli Incentive Compensation Plan which have no voting power as of October 6, 2011 and (ii) 329,473 Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company). By virtue of its holdings in Gesafi, Capri may be deemed the beneficial owner of 2,441,098 Ordinary Shares or approximately 12.81% of the outstanding Ordinary Shares of the Issuer. By virtue of its role as Corporate Councillor of Capri, Filippone may be deemed the beneficial owner of 2,441,098 Ordinary Shares or approximately 12.81% of the outstanding Ordinary Shares of the Issuer. Other than as described above, to the best knowledge of the Reporting Persons, none of the persons set forth on Annex A to the Statement on Schedule 13D filed August 12, 2011 beneficially owns any securities of the Issuer.

(b) Gesafi has voting and dispositive power with respect to the Ordinary Shares. Such voting and dispositive power may be deemed to be shared with Capri and Filippone.

(c) The following table sets forth all of the transactions in Ordinary Shares by each of the Reporting Persons since the filing of the Schedule 13D dated August 11, 2011. All transactions were effected in block trades on the NASDAQ Global Market:

Date	Purchase of Ordinary Shares by Gesafi	Price Per Share*
08/29/2011	435,000	US $ 1.40

*           Expressed in U.S. dollars before brokers’ commission.

(d) Gesafi is wholly owned by Capri and therefore, Capri may be deemed to have the power to direct the receipt of the proceeds from the sale of such Ordinary Shares. Filippone is the Corporate Councillor of Capri and therefore, Filippone may be deemed to have the power to direct the receipt of the proceeds from the sale of such Ordinary Shares.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 7, 2011

For GESAFI REAL ESTATE S.A.
/s/ Yessina A. Agudo I
Yessina A. Agudo I
President

/s/ Ruth Giannina de Sanchez
Ruth Giannina de Sanchez
Secretary

For THE CAPRI FAMILY FOUNDATION

/s/ José E. Silva Dianeth M. de Ospino
José E. Silva Dianeth M. de Ospino
FILIPPONE BUSINESS S.A.

For FILIPPONE BUSINESS S.A.
/s/ Dianeth M. de Ospino
Dianeth M. de Ospino
Secretary